20549-4561

April 12, 2006

William J. Wagner
President
Chicopee Bancorp, Inc.
70 Center Street
Chicopee, Massachusetts 01013

Re: Chicopee Bancorp, Inc.
   Registration Statement on Form S-1
   Filed March 17, 2006
   File Number 333-132512

Dear Mr. Wagner:

        We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We Will Form the Chicopee… Foundation, page 7

1.   We note your reference to a long-standing commitment to your local communities. Please briefly describe this effort, including your charitable contributions in 2004 and 2005.

2.   Please clarify that the shares will be given to the foundation and are in addition to the shares being offered in the sale of stock.

3.   Please disclose any plans by the foundation to sell a material number of these shares. Also briefly describe the possible market consequences to your stock from having a large holder that might want to diversify their portfolio.

How We Will Use the Proceeds…,page 13

4.   Here and in the body of the text please describe any particular plans for expenditure or state that you do not have any. We note, for example, the costs discussed at the bottom of page 45. Either here or no page 45 disclose the anticipated average cost, or range of costs, to open a new branch.

5.   Discuss your ability to place these funds into productive use, other than any initial holding position. Indicate the amount of time you feel this will take. As warranted, discuss any unusual factors that may affect your timetable, such as low loan demand levels. We note your related risk factor.

We operate in a highly regulated environment…, page 16

6.   This risk factor and the third one on page 18 are true for almost any bank. Either explain how these matters are specific to your company or consider deleting them so that your reader can focus of the risks that are most important.

Additional expenses following the offering…, page 17

7.   Both this risk factor and the next seem to address the same increased reporting expenses. Consider combining this disclosure in one risk factor. Consider limiting this risk factor to increased compensation expenses.

Our low return on equity….,page 17

8.   Please limit your risk factors to material uncertainties. Discussing the application of proceeds to increase revenue levels to those of your peers does not address a risk. Please revise.

9.   You discuss that the investment of proceeds may eventually increase earnings per share. If correct, clarify that the initial placement of proceeds may actually decrease your earnings per share. Also, as warranted, address the impact on return on equity of the reporting and compensation expenses discussed in your earlier risk factor.

Pro Forma Data, page 30

10.   Please revise the footnotes to the table included on page 32 to include a description of how you calculated the pro forma income on net investable proceeds and disclose any assumptions used in this determination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Policies, page 44

11.   Please revise this section to include the required disclosures for your accounting polices for the valuation of mortgage servicing assets and the valuation of investment securities, or please advise us as to why each item is not a critical accounting policy. Refer to Section V of Release No. 33-8350.

Continuing to increase our sale on no-deposit investment products, page 46

12.   As material, please briefly describe your non-deposit products.

Results of Operations for the Years Ended December 31, 2005, 2004 and 2003, page 54

Provision for Loan Losses, page 57

13.   The disclosure indicates that your provision expense should have increased. Revise your disclosure to state the specific factors that influenced your provision expense, including but not limited to the amount of past due loans, borrower credit quality, changes in the amount and mix of the loan portfolio, and the expertise of lending personnel.

2005 v. 2004, page 57

14.   Please revise to clarify if you capitalized $650,000 of mortgage servicing rights as a result of loans sales during the year in accordance with SFAS 140, or if you capitalized these servicing rights as a result of adoption of SFAS 140 in the current period.

Transactions with Chicopee Savings Bank, page 77

15.   Quantify the volume of any current loans referenced in the sentence bridging pages 77 and 78 and in the following sentence.

Other Transactions, page 78

16.   Please quantify the percentage of revenue represented by the fees to Jasin Advertising, referenced in the first paragraph.

How We Determined the Offering Range…, page 95

17.   Please describe the weight given to the three forms of analysis referenced in the first paragraph on page 96. Please also reference the weight given to the price to book analysis in the summary on page 4. We note the related disclosure in the report of RP Financial.

18.   We note the disclosure at the bottom of page 4.22 of the report which seems to indicate that little if any weight was given to price-to-assets analysis. We assume this is the reason that these figures are not included in the table on page 96. Please disclose this in the filing, as correct.

19.   We note the disparity between price-to-earnings and price-to-book, relative to peer group comparables, disclosed on page 96. We also note the discussion about this on page 4.22 of the appraisal report. Where appropriate, please disclose how these figures were reconciled.

20.   Please disclose why RP Financial did not reflect the recognition of compensation expense, as noted in the first paragraph on page 97.

21.   At the second paragraph on page 97, disclose whether the board found that the methodology and assumptions used by RP Financial were reasonable.

Change in Accountants, page 119

22.   Please revise this section to include the date that Berry, Dunn, McNeil & Parker was engaged to be your auditors. Include an affirmative statement that you did not consult your new auditors prior to engagement, if true. If not true, provide the disclosures required by Item 304(a)(2) of Regulation S-K.

Consolidated Financial Statements

1. Summary of Significant Accounting Policies, page F-7

General

23.   In management's discussion and analysis on page 49, you state that you originate long-term fixed rate mortgage loans that you typically sell, which indicates that you intend to sell these loans upon origination. Revise your financial statements to include the disclosures required by paragraphs 10.33-10.35 of the AICPA audit guide for Depository and Lending institutions.

3. Securities, page F-14

24.   Considering the significance of unrealized losses on investment securities in a loss position greater than 12 months to your net income, please revise to disclose the following:

- The specific nature of the investments, to including but not limited to the specific types of companies, industries, and the specific length of time the securities have been in an unrealized loss position;

- Your estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value; and,

- The specific factors you considered in reviewing the trends and financial condition of investees.

5. Loan Servicing, page F-18

25.   Please revise to disclose the fair value of your servicing assets and the method and significant assumptions used to estimate the fair value. Refer to paragraph 17(e) of SFAS 140.

18. Conversion and Initial Public Stock Offering, page F-31

26.   Please revise to disclose the potential dollar amount of the liquidation account, if known and whether or not the related assets are considered restricted.

Exhibit 5.1

27.   You will need to file an opinion, rather than a draft opinion prior to effectiveness. Note also for exhibit 8.1.

28.   Either remove the last sentence in the next to last paragraph on page 2 about not updating the opinion or refile the opinion shortly before you request effectiveness.

29.   Revise the last paragraph to consent to the discussion of this opinion in the prospectus.

Exhibit 8

30.   Revise the opinion to clarify that it relates to all material federal income tax consequences.

31.   Revise the last paragraph to consent to being named in the registration statement.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Rebekah Moore at 202-551-3463, or to Paul Cline, Senior Accountant, at 202-551-3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax : Lawrence M. F. Spaccasi
Fax number 202-966-9409